Exhibit 12. 1

HATTERAS FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(in thousands, except ratios)

(unaudited)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Six Months Ended June 30, 2009	Year Ended December 31, 2008	September 19, 2007 (Date of Inception) to December 31, 2007
Fixed charges (1)	$49,297	$104,481	$5,332
Preferred stock dividends (2)	—	—	—

Combined fixed charges and preferred stock dividends	$49,297	$104,481	$5,332

Fixed charges	$49,297	$104,481	$5,332
Net income	82,305	79,129	1,248

	$131,602	$183,610	$6,580

Ratio of earnings to combined fixed charges and preferred stock dividends	2.67	1.76	1.23

(1)	Fixed charges consist of interest expense on all indebtedness.

(2)	No preferred stock was outstanding during these periods.